Exhibit 99.1

Broad Street Realty, Inc.

Pro Forma Condensed Consolidated Financial Statements

(Unaudited)

On May 21, 2024, Broad Street Realty, Inc. (the “Company”) agreed with CF Flyer PE Investor LLC (the “Fortress Member”), an affiliate of Fortress Investment Group LLC (“Fortress”), that, after revision of the total yield calculation as of March 31, 2024, the Company did not meet the minimum total yield requirement under the Amended and Restated Limited Liability Company Agreement (the “Eagles Sub-OP Operating Agreement”) of Broad Street Eagles JV LLC (the “Eagles Sub-OP”), by and between Broad Street Operating Partnership, LP (the “Operating Partnership”) and the Fortress Member, which would constitute a Trigger Event (as defined in the Eagles Sub-OP Operating Agreement). All of the Company’s properties are owned by subsidiaries of the Eagles Sub-OP.

Effective May 21, 2024, the Fortress Member and the Operating Partnership entered into a temporary waiver agreement (the “Temporary Waiver”) to waive the total yield failure and the existence of the Trigger Event until such time as the Fortress Member elected to revoke such waiver, which the Fortress Member was entitled to do at any time in its sole discretion. On April 8, 2025, the Fortress Member rescinded the Temporary Waiver and removed the Operating Partnership as the managing member of the Eagles Sub-OP in accordance with the terms of the Eagles Sub-OP Operating Agreement (the “Rescission and Removal Notice”). As a result of the Rescission and Removal Notice, the Fortress Member automatically became the managing member of the Eagles Sub-OP in accordance with the terms of the Eagles Sub-OP Operating Agreement. The Rescission and Removal Notice also resulted in (i) the removal of any representatives of the Operating Partnership serving on any board of management of a subsidiary of the Eagles Sub-OP and (ii) the rescission of the rights of any agent or officer of the Eagles Sub-OP designated by the Operating Partnership, as the managing member of the Eagles Sub-OP.

As a result of the Trigger Event, the Fortress Member has the right to cause the Eagles Sub-OP to redeem the Fortress Preferred Interest by payment to the Fortress Member of the full Redemption Amount upon not less than 90 days prior written notice to the Eagles Sub-OP. Additionally, as a result of the Trigger Event, the Fortress Member may cause the Eagles Sub-OP to sell one or more properties to third-party buyers unaffiliated with the Fortress Member until the entire Fortress Preferred Interest has been redeemed for the Redemption Amount. Further, as a result of the Trigger Event, the Fortress Member may (i) cause the Eagles Sub-OP to use certain reserve accounts to pay the Fortress Member the full Redemption Amount, (ii) terminate all property management and other service agreements with affiliates of the Company, (iii) take any action in connection with curing or reacting to a default under any mortgage loan and (iv) otherwise exercise its rights and remedies pursuant to the terms of the Eagles Sub-OP Operating Agreement.

As a result of the Trigger Event, (i) the rate for distributions payable on the Fortress Preferred Interest automatically increased by the lesser of 4% or the maximum rate permitted by applicable law and (ii) all distributions payable on the Fortress Preferred Interest are payable in cash, including the portion of distributions payable on the Fortress Preferred Interest that previously accrued on and was added to the Preferred Equity Investment.

For the three months ended March 31, 2025 and all prior periods (since inception of the Eagles Sub-OP), the Company consolidated the Eagles Sub-OP under the guidance set forth in Accounting Standards Codification (“ASC”) 810, Consolidation. The Company evaluated whether the Eagles Sub-OP met the criteria for classification as a variable interest entity (“VIE”) or, alternatively, as a voting interest entity and concluded that the Eagles Sub-OP met the criteria of a VIE. The Company historically was considered to have a controlling financial interest in the Eagles Sub-OP because the Company determined that it was the primary beneficiary because it was most closely associated with the Eagles Sub-OP. As a result of the Rescission and Removal Notice, the Company has determined that it is no longer the primary beneficiary of the Eagles Sub-OP, as the Company no longer has a controlling financial interest in the Eagles Sub-OP. As a result, the Company will deconsolidate the Eagles Sub-OP in the second quarter of 2025 and account for it using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures at the time of deconsolidation.

The accompanying unaudited pro forma condensed consolidated balance sheet as of March 31, 2025, reflects the financial position of the Company as if the deconsolidation of the Eagles Sub-OP had been completed on March 31, 2025.

The accompanying unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2025, and the year ended December 31, 2024, present the results of operations of the Company as if the deconsolidation of the Eagles Sub-OP had been completed on January 1, 2025 and 2024, respectively.

The unaudited pro forma condensed consolidated financial statements (including notes thereto) are qualified in their entirety by reference to and should be read in conjunction with (i) the unaudited condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2025, included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2025 and (ii) the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024, included in its Annual Report on Form 10-K for the year ended December 31, 2024.

Broad Street Realty, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

March 31, 2025

(dollars in thousands)

	Broad Street Realty, Inc. Historical	Deconsolidation of Eagles Sub-OP		Company Pro Forma
	A	B
Assets
Real estate properties
Land	$54,936	$(54,936)		$—
Buildings and improvements	288,345	(288,345)		—
Intangible lease assets	32,967	(32,967)		—
Construction in progress	977	(977)		—
Furniture and equipment	1,823	(1,823)		—
Less accumulated depreciation and amortization	(70,544)	70,544		—
Total real estate properties, net	308,504	(308,504)		—

Cash and cash equivalents	13,504	(12,956)		548
Restricted cash	4,807	(4,782)		25
Straight-line rent receivable	4,008	(4,008)		—
Investment in Eagles Sub-OP	—	51,310	C	51,310
Tenant and accounts receivable, net of allowance	2,269	(1,350)		919
Derivative assets	364	(364)		—
Other assets, net	6,826	(5,506)		1,320
Total Assets	$340,282	$(286,160)		$54,122

Liabilities and Equity
Liabilities
Mortgage and other indebtedness, net	$246,864	$(246,864)		$—
Accounts payable and accrued liabilities	16,231	(11,331)		4,900
Unamortized intangible lease liabilities, net	277	(277)		—
Payables due to related parties	21	—		21
Deferred revenue	852	(852)		—
Total liabilities	264,245	(259,324)		4,921

Commitments and Contingencies

Temporary Equity
Redeemable noncontrolling Fortress preferred interest	101,611	(101,611)		—

Permanent Equity
Preferred stock, $0.01 par value, 1,000,000 shares authorized: Series A preferred stock, 20,000 shares authorized, 500 shares issued and outstanding at March 31, 2025	—	—		—
Common stock, $0.01 par value, 300,000,000 shares authorized, 34,969,632 shares issued and outstanding at March 31, 2025	350	—		350
Additional paid in capital	34,405	—		34,405
(Accumulated deficit) retained earnings	(51,216)	74,534	D	23,318
Accumulated other comprehensive loss	(241)	241		—
Total Broad Street Realty, Inc. stockholders' (deficit) equity	(16,702)	74,775		58,073
Noncontrolling interest	(8,872)	—		(8,872)
Total permanent (deficit) equity	(25,574)	74,775		49,201
Total Liabilities, Temporary Equity and Permanent Equity	$340,282	$(286,160)		$54,122

Broad Street Realty, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the three months ended March 31, 2025

(dollars in thousands, except per share amounts)

	Broad Street Realty, Inc. Historical	Deconsolidation of Eagles Sub-OP	Other Pro Forma Adjustments from Deconsolidation		Company Pro Forma
	AA	BB
Revenues
Rental income	$9,842	$(9,842)	$—		$—
Commissions	707	—	96	CC	803
Management fees and other income	57	—	335	DD	392
Total revenues	10,606	(9,842)	431		1,195

Operating expenses
Cost of services	576	—	—		576
Property operating	3,105	(3,574)	469	DD, EE	—
Depreciation and amortization	3,580	(3,558)	—		22
Impairment of real estate assets	43	(43)	—		—
Bad debt recovery	(71)	—	—		(71)
General and administrative	3,579	(360)	(38)	FF	3,181
Total operating expenses	10,812	(7,535)	431		3,708
Operating loss	(206)	(2,307)	—		(2,513)

Other income (expense)
Interest and other income	165	(165)	—		—
Derivative fair value adjustment	(582)	582	—		—
Net gain on fair value change of debt held under the fair value option	(240)	240	—		—
Interest expense	(4,765)	4,765	—		—
Other expense	(1)	1	—		—
Gain on deconsolidation of VIE	—	—	62,267	GG	62,267
Loss from equity-method investment	—	—	(7,610)	HH	(7,610)
Total other (expense) income	(5,423)	5,423	54,657		54,657

Income tax benefit	—	—	—		—
Net (loss) income	(5,629)	3,116	54,657		52,144
Less: Preferred equity return on Fortress preferred equity	(3,497)	3,497	—		—
Less: Preferred equity accretion to redemption value	(997)	997	—		—
Less: Preferred OP units return	(170)	—	—		(170)
Plus: Net loss attributable to noncontrolling interests	1,352	—	—		1,352
Net (loss) income attributable to common stockholders	$(8,941)	$7,610	$54,657		$53,326

Weighted average shares outstanding
Basic	36,681,457	36,681,457	36,681,457		36,681,457
Diluted	36,681,457	36,681,457	44,504,031		44,504,031

Net (loss) income attributable to common stockholders per share
Basic	$(0.24)	$0.21	$1.49		$1.46
Diluted	$(0.24)	$0.21	$1.23		$1.20

Broad Street Realty, Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the year ended December 31, 2024

(dollars in thousands, except per share amounts)

	Broad Street Realty, Inc. Historical	Deconsolidation of Eagles Sub-OP	Other Pro Forma Adjustments from Deconsolidation		Company Pro Forma
	AA	BB
Revenues
Rental income	$38,810	$(37,968)	$—		$842
Commissions	2,329	—	762	CC	3,091
Management and other fees	206	—	1,290	DD	1,496
Total revenues	41,345	(37,968)	2,052		5,429

Operating expenses
Cost of services	2,103	—	—		2,103
Property operating	11,663	(13,164)	1,771	DD, EE	270
Depreciation and amortization	14,930	(14,572)	—		358
Impairment of real estate assets	560	(560)	—		—
Bad debt expense	268	—	—		268
General and administrative	12,113	(1,700)	281	FF	10,694
Total operating expenses	41,637	(29,996)	2,052		13,693
Operating loss	(292)	(7,972)	—		(8,264)

Other income (expense)
Net interest and other income	1,084	(1,061)	—		23
Derivative fair value adjustment	589	(589)	—		—
Net gain on fair value change on debt held under the fair value option	2,318	(2,318)	—		—
Interest expense	(18,381)	18,112	—		(269)
Loss on extinguishment of debt	(7)	7	—		—
Other expense	(31)	21	—		(10)
Gain on deconsolidation of VIE	—	—	62,267	GG	62,267
Loss from equity-method investment	—	—	(23,904)	HH	(23,904)
Total other (expense) income	(14,428)	14,172	38,363		38,107

Income tax expense	(78)	—	—		(78)
Net (loss) income	(14,798)	6,200	38,363		29,765
Less: Preferred equity return on Fortress preferred equity	(12,643)	12,643	—		—
Less: Preferred equity accretion to redemption value	(5,061)	5,061	—		—
Less: Preferred OP units return	(595)	—	—		(595)
Plus: Net loss attributable to noncontrolling interests	4,246	—	—		4,246
Net (loss) income attributable to common stockholders	$(28,851)	$23,904	$38,363		$33,416

Weighted average shares outstanding
Basic	35,997,396	35,997,396	35,997,396		35,997,396
Diluted	35,997,396	35,997,396	42,520,179		42,520,179

Net (loss) income attributable to common stockholders per share
Basic	$(0.80)	$0.66	$1.07		$0.93
Diluted	$(0.80)	$0.66	$0.90		$0.76

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 — Basis of Presentation

The unaudited pro forma condensed consolidated financial statements are derived from the historical consolidated financial statements of the Company.

The unaudited pro forma condensed consolidated financial statements present the impact of the deconsolidation of the Eagles Sub-OP, as described in the introduction to the pro forma unaudited financial statements, on the Company’s financial position as of March 31, 2025 and results of operations for the three months ended March 31, 2025 and year ended December 31, 2024.

Note 2 — Adjustments to the Unaudited Pro Forma Condensed Balance Sheet

A. – Derived from the Company’s unaudited condensed consolidated balance sheet as of March 31, 2025.

B. – Represents the pro forma adjustments for the deconsolidation of the Eagles Sub-OP.

C. – Represents the fair value of the Company’s investment in the Eagles Sub-OP upon deconsolidation using the equity method of accounting.

D. – Reflects $62.3 million gain from deconsolidation of the Eagles Sub-OP and $12.2 million due to the Eagles Sub-OP relating to cash that was transferred from the Eagles Sub-OP to the Company prior to March 31, 2025 for historical expenditures. The $12.2 million will be treated as a distribution as it is not expected to be repaid.

Note 3 — Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

AA. – Derived from the Company’s consolidated statement of operations for the year ended December 31, 2024 and the three months ended March 31, 2025 (unaudited).

BB. – Represents the pro forma adjustments for the deconsolidation of the Eagles Sub-OP.

CC. – Represents commissions from properties that were previously eliminated.

DD. – Represents property management fees and engineering fees from properties that were previously eliminated.

EE. – Includes $0.1 million and $0.5 million for the three months ended March 31, 2025 (unaudited) and the year ended December 31, 2024, respectively, of allocated wages that were previously eliminated.

FF. – Represents leasing commission expense offset by property management fee expense for the properties that were previously eliminated.

GG. – Represents the gain on deconsolidation of the Eagles Sub-OP, which is the difference between the net carrying value of the Eagles Sub-OP and the fair value of our investment in the Eagles Sub-OP.

HH. – Represents the Company’s portion of equity losses from the Eagles Sub-OP.